November 9, 2004

MEMORANDUM

TO:	Division of Corporation Finance

Securities and Exchange Commission

FROM:	Texas Genco Holdings, Inc.

RE:	Texas Genco Holdings, Inc.

Schedule 13E-3/A filed on October 14, 2004 (File No. 5-78844)

Amended Schedule 14C filed on October 14, 2004 (File No. 1-31449)

We are responding to comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated November 1, 2004 regarding the filings listed above. Where applicable, our responses indicate the additions or revisions we included in the second amendment to the preliminary information statement filed with the SEC on November 9, 2004 (the “Preliminary Information Statement”) or in the second amendment to the transaction statement on Schedule 13E-3 filed with the SEC on November 9, 2004 (the “Schedule 13E-3”), as applicable, four courtesy copies of which we have enclosed. For your convenience, our responses are prefaced by the exact text of the staff’s corresponding comment in italicized text.

We respectfully request that the staff review the Preliminary Information Statement and the Schedule 13E-3 and our responses to its comments at its earliest convenience. Please advise us of any further comments as soon as possible.

General

1.	We note your response to comment 2, but we do not see that the filing persons or the board specifically adopted the analysis of the special committee or the fairness advisor in reaching their conclusions. Merely stating that a filing person “considered” the analyses of another party is not sufficient. Please revise.

We have modified the disclosure beginning on page 32 of the Preliminary Information Statement under “Special Factors—Position of Our Special Committee and Board of Directors as to the Fairness of the Public Company Merger—Determination by Our Board of Directors” in response to the staff’s comment.

2.	We note your response to comment 5. Please revise the disclosure to include your reasons for not seeking a bring-down fairness opinion.

We have modified the disclosure on page 6 of the Preliminary Information Statement under “Summary Term Sheet—Fairness Opinion of RBC Capital Markets Corporation” in response to the staff’s comment.

3.	We note your disclosure to comment 14. However, the definition on page 5 continues to include affiliates in the definition of unaffiliated shareholders. Please revise the definition to exclude affiliates, consistent with the requirements of Item 1014 of Regulation M-A.

We have modified the disclosure on page 5 of the Preliminary Information Statement under “Summary Term Sheet—Position of Our Special Committee and Board of Directors as to the Fairness of the Public Company Merger” to modify the definition of “unaffiliated shareholders” and define the term “public shareholders” in response to the staff’s comment. We have also changed the term unaffiliated shareholders to public shareholders as appropriate elsewhere in the Preliminary Information Statement.

4.	We note your response to our prior comments 2 and 16. It does not appear that the CenterPoint Energy Entities have analyzed each of the factors set forth in Instruction 2 to Item 1014(b) of Regulation M-A, specifically the fairness of the consideration to be received in relation to the company’s current market prices and historical market prices. Additionally, although you expressly adopt the various methodologies and financial analyses performed by Citigroup, that analysis related to the fairness of the transaction to CenterPoint, not to the unaffiliated shareholders of Texas Genco as required by Item 1014. Please revise your disclosure to discuss in reasonable detail the CenterPoint Energy Entities’ analysis of current and historical market prices in determining fairness to unaffiliated shareholders.

We have modified the disclosure on page 44 of the Preliminary Information Statement under “Special Factors—Position of the CenterPoint Energy Entities as to the Fairness of the Public Company Merger” in response to the staff’s comment.

5.	We note your response to comment 17, but the disclosure should still be revised to break down the component parts of the transaction and state clearly what amounts are being paid for each component. Please revise.

We have modified the disclosure on pages 3 and 6 of the Preliminary Information Statement in response to the staff’s comment.

The Creation of a Special Committee of Our Board of Directors and the Negotiation of a Sale Transaction, page 17.

6.	We note your response to our prior comment 32. Please revise to disclose any limitations placed on the authority of the special committee.

We have modified the disclosure on page 18 of the Preliminary Information Statement under “Special Factors—Background of the Transactions—The Creation of a Special Committee of Our Board of Directors and the Negotiation of a Sale Transaction” in response to the staff’s comment.

7.	We reiterate our prior comment 35. Please file all reports required by Item 9 of Schedule 13E-3, including those identified in our prior comment, as they appear to be materially related to the Rule 13e-3 transaction. While we note your response in this regard, please note that “[t]he fact that a report, opinion or appraisal was not specifically prepared for purposes of the going-private transaction is not dispositive of its relevance or materiality to the transaction.” See Charles L. Ephraim (September 30, 1987). For instance, a report can be materially related to the transaction without specifically evaluating the fairness of the consideration being offered. Among other things, we note that certain of these reports include financial analyses regarding the values of proposed transactions. Also, summarize the content of those reports in the Schedule 13E-3. See Item 1015 of Regulation M-A.

In response to the staff’s comment, we have filed copies of (i) additional material provided to the special committee of the board of directors of Texas Genco Holdings, Inc. by RBC Capital Markets Corporation as Exhibits (c)(6), (c)(7), (c)(8) and (c)(9) to the Schedule 13E-3, (ii) additional materials provided to the board of directors or executive committee of CenterPoint Energy, Inc. by Citgroup Global Markets, Inc. as Exhibits (c)(10), (c)(11) and (c)(12) to the Schedule 13E-3, and (iii) materials provided to the special committee of the board of directors of Texas Genco Holdings, Inc. by Citigroup Global Markets, Inc. as Exhibit (c)(13) to the Schedule 13E-3.

Fairness Opinion of RBC Capital Markets Corporation, page 34

8.	We reiterate our prior comment 51. Where each filing person references the advisor’s analysis in their fairness determination, have the party disclose that the merger consideration falls below values calculated by the advisor and explain their reliance upon the fairness opinion nonetheless. Further, explain why each filing person believes that the merger consideration is fair to unaffiliated shareholders despite the results of this analysis.

We have revised the disclosure on page 40 of the Preliminary Information Statement under “Fairness Opinion of RBC Capital Markets Corporation—Summary of Analyses—Comparable Company Analysis” in response to the staff’s comment.

Position of the CenterPoint Energy Entities as to the Fairness of the Public Company Merger, page 41

Opinion Received by the Board of Directors of CenterPoint Energy, page 46

9.	We note your response to our prior comment 54. Supplementally confirm that there have been no additional fees paid to Citigroup Capital Markets during the past two years.

We have modified the disclosure on page 54 of the Preliminary Information Statement under “Special Factors—Opinion Received by the Board of Directors of CenterPoint Energy” in response to the staff’s comment.

Litigation, page 90

10.	Please disclose the nature of the self-dealing claim in plaintiffs’ complaints regarding the alleged timing of your earnings release.

We have modified the disclosure on pages 10 and 93 of the Preliminary Information Statement in response to the staff’s comment.

Please contact J. David Kirkland, Jr. at (713) 229-1101 or Chris Arntzen at (713) 229-1344 of Baker Botts L.L.P. with any questions or comments.

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